Exhibit 99(d)(58)

September 30, 2018

GuideStone Capital Management, LLC

5005 Lyndon B. Johnson Freeway

Suite 2200

Dallas, TX 75244

RE: Expense Cap Letters – Institutional Class of the Target Date Funds

Dear GuideStone Capital Management, LLC:

GuideStone Funds, a Delaware statutory trust (“the Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended. This Agreement pertains only to the Institutional Class of the series of the Trust that are listed on Schedule A (each, a “Fund” and collectively, the “Funds”), which is attached hereto and is part of this Agreement. For the Institutional Class of each Fund listed on Schedule A only, this Agreement amends and supersedes the Expense Cap and Reimbursement Arrangement letter agreement with you dated May 1, 2018.

You hereby agree to pay or waive, during the period from September 30, 2018 to April 30, 2020 (“Limitation Period”), operating expenses of the Institutional Class of each Fund, (excluding extraordinary expenses) (“Operating Expenses”) which exceed, in the aggregate, 0.50% per annum of the Institutional Class’ average daily net assets for each Fund (“Expense Limitation”).

The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

The Institutional Class of each Fund in turn agrees to reimburse you out of assets belonging to the Investor Class of that Fund for any Operating Expenses of the Institutional Class in excess of the Expense Limitation paid, waived or assumed by you for that Fund during the Limitation Period, provided that you would not be entitled to reimbursement for any amount that would cause Operating Expenses to exceed the Expense Limitation in place (1) during the year in which you incurred or waived the Operating Expenses, or (2) during the year in which the reimbursement would be made, whichever is lower, and provided further that no amount will be reimbursed by the Institutional Class of that Fund more than three years after the year in which it was incurred or waived by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

You agree that you shall look only to the assets of the Institutional Class of each respective Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series or class of the Trust, nor any of the Trust’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

This Agreement is made and to be performed principally in the State of Texas, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Texas. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GUIDESTONE FUNDS, on behalf of the Institutional Class of Funds listed on Schedule A

Name: John R. Jones
Title: President

The foregoing agreement is hereby accepted as of September 30, 2018.

GUIDESTONE CAPITAL MANAGEMENT, LLC

Name: David S. Spika
Title: President

SCHEDULE A

INSTITUTIONAL CLASS

Fund – Institutional Class	Annual Expense Limitation
MyDestination 2015 Fund	0.50%
MyDestination 2025 Fund	0.50%
MyDestination 2035 Fund	0.50%
MyDestination 2045 Fund	0.50%
MyDestination 2055 Fund	0.50%